SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) informs its shareholders and the market in general that, within the scope of the initiatives prioritized by the Transformation Office, the new top organizational structure of its four wholly-owned subsidiaries was formalized today: ELETROBRAS CGT Eletrosul, ELETROBRAS Chesf, ELETROBRAS Eletronorte and ELETROBRAS Furnas. The new administrators were also elected.

In all wholly-owned subsidiaries, the following standardized structure for their Executive Boards becomes effective:

• Chief Executive Officer, with direct functional reporting to the Executive Vice-Presidency of Operations and Security at Eletrobras;

• Director of Operations and Maintenance, reporting to the CEO of the wholly-owned subsidiary;

• Director of Commercialization, with direct functional report to the Executive Vice-Presidency of Commercialization of Eletrobras;

• Administrative-Financial Director, with direct functional reporting to Eletrobras' Financial and Investor Relations Executive Vice-Presidency.

All directors also report administratively to the Chief Executive Officer of the respective wholly-owned subsidiary.

The former management/administrative and engineering directorates were extinguished and their functions were incorporated into the remaining structures for the next phase of the transition.

The boards of directors of ELETROBRAS CGT Eletrosul, ELETROBRAS Eletronorte and ELETROBRAS Furnas were extinguished. The board of directors of ELETROBRAS Chesf remains in operation, as the aforementioned wholly-owned subsidiary is still registered as a publicly-held company. However, its attributions and composition were reviewed, in order to maintain symmetry with the management model of the other wholly-owned subsidiaries.

With these changes, which represent an important step in the optimization and rationalization process of its governance and management structure, the Company takes another important step in the construction of the new Eletrobras, favoring greater efficiency, agility and integration in the activities of its companies, in addition to strengthen the new leadership and align Eletrobras' strategic interests, which will enable the acceleration of transformation initiatives.

Eletrobras also registers its unwavering commitment to the safety of people, its assets and its operations, in addition to respect for all its interested parties (“stakeholders”), so that its transformation process was conceived and is being executed with responsibility and care to ensure the maintenance of standards of excellence and safety in the services provided to the population.

Rio de Janeiro, April 28, 2023

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.